Exhibit 99.2

To: Eligible Employees

From: Peter Wong

Date: June 5, 2009

Subject: Stock Option Exchange Proposal

LeapFrog Enterprises, Inc. Stock Option Exchange Program Proposed for Stockholder Approval

I am pleased to announce that a proposal to approve a voluntary Stock Option Exchange Program will be submitted to our stockholders at a special stockholders’ meeting which we currently expect to hold on August 26, 2009. At LeapFrog, stock options constitute a key part of our incentive and retention programs because I believe (as does our Board of Directors) that equity compensation encourages us to act like owners of the business.

Under this proposal, which is subject to approval by our stockholders, employees who hold eligible options may exchange their out-of-the-money stock options for new lower-priced options for fewer shares. The exercise price of the new options to be issued in the exchange would be determined on the day before the exchange takes place and, for employees, would be equal to the stock price at the close of the New York Stock Exchange. For Jeff Katz and any non-employee directors who participate, the exercise price of the new options would be equal to the greater of that closing price or $6.25. Options issued in the exchange would have the same vesting schedules as the options they are replacing. Each new option received in the exchange would cover fewer shares than the option surrendered, based on their relative market values.

Information about the proposed Stock Option Exchange Program is available in our preliminary proxy statement filed with the Securities and Exchange Commission. For access to the proxy statement, please visit www.sec.gov. Please be sure to review the attached “Stock Option Exchange Program — Frequently Asked Questions,” which is designed to answer your questions about the specifics of this program and how it will work.

If after reading the attached document you have questions about the Stock Option Exchange Program, please contact me or Bill Chiasson. But please understand, none of us can advise you on whether or not to exchange your options; we recommend that you speak with a financial advisor to address questions about your personal decision.

Peter Wong

SVP, General Counsel and Corporate Secretary

The tender offer described in this notice has not yet commenced. Persons who are eligible to participate in the Stock Option Exchange Program should read the Tender Offer Statement on Schedule TO, including the Offer to Exchange and other related materials, when those materials become available because they will contain important information about the Stock Option Exchange Program. LeapFrog Enterprises, Inc. will file the Tender Offer Statement on Schedule TO with the Securities and Exchange Commission upon the commencement of the Stock Option Exchange Program. LeapFrog Enterprises, Inc. stockholders and option holders will be able to obtain these written materials and other documents filed by LeapFrog Enterprises, Inc. with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission’s website at www.sec.gov.